HB

VH 3-12-02

02019710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22651

RECEIVED MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS Warburg LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
677 Washington Boulevard
(No. and Street)

Stamford (City) **CT** (State) **06912** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Daniel T. McIsaac **(203) 719-8308**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue (Address) **New York** (City) **NY** (State) **10019** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

80

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS Warburg LLC

Statement of Financial Condition

December 31, 2001

Ernst & Young
Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019
Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Members of
UBS Warburg LLC

We have audited the accompanying statement of financial condition of UBS Warburg LLC (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS Warburg LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Ernst & Young LLP

January 25, 2002

UBS Warburg LLC

Statement of Financial Condition

December 31, 2001
(In Thousands)

Assets			
Cash		$	43,802
Receivables from customers			1,722,651
Receivables from brokers, dealers and clearing organizations			5,270,458
Securities borrowed			83,150,714
Securities purchased under agreements to resell			80,565,042
Securities owned, at fair value	$64,243,739		
Securities owned, pledged as collateral, at fair value	32,886,518		
Total securities owned			97,130,257
Securities received as collateral			2,005,705
Exchange memberships, at cost (fair value $27,250)			15,112
Goodwill (net of accumulated amortization of $21,942)			317,342
Dividends and interest receivable			1,141,431
Other assets			1,017,360
		$	272,379,874
Liabilities and members' equity			
Short-term borrowings		$	19,310,221
Payables to customers			5,341,041
Payables to brokers, dealers and clearing organizations			3,260,624
Securities loaned			16,303,932
Securities sold under agreements to repurchase			186,942,533
Securities sold, not yet purchased, at fair value			29,837,212
Obligation to return securities received as collateral			2,005,705
Dividends and interest payable			932,945
Other liabilities and accrued expenses			2,225,001
			266,159,214
Subordinated borrowings			4,400,000
Members' equity			1,820,660
		$	272,379,874

See accompanying notes.

UBS Warburg LLC

Notes to the Statement of Financial Condition

December 31, 2001
(In Thousands)

1. Organization

UBS Warburg LLC (the "Company") is an indirect wholly-owned subsidiary of UBS AG (the "Parent"). The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the National Association of Securities Dealers, Inc. and other principal exchanges. In addition, the Company is a registered futures commission merchant and a member of certain major United States commodity exchanges. The Company is also a primary dealer in U.S. Government securities and provides a full range of investment banking services, including corporate finance, mergers and acquisitions, capital markets, trading and sales, fixed income and equity research.

UBS (USA) Inc., UBS Inc., and PaineWebber Inc., direct or indirect wholly owned subsidiaries of the Parent, own all of the Company's Preferred Members' Shares outstanding, and together with the Parent, own all of the Company's Class A and B Members' Shares. See Note 6 for additional information.

On November 3, 2000, the Parent acquired 100% of the outstanding common stock of Paine Webber Group Inc. Subsequent to the acquisition, the Company purchased certain trading operations and related net assets (principally mortgage-backed securities) from PaineWebber Inc., a subsidiary of Paine Webber Group Inc. These operations were transferred in 2000 with a final settlement occurring in 2001. This settlement included the transfer of $500 million of goodwill and related intangible assets in exchange for the issuance of Preferred and Class B Member shares.

2. Significant Accounting Policies

Customers' securities and commodities transactions are recorded on a settlement date basis. Proprietary securities and commodities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are stated at fair value. Fair value generally is based on published market prices or other relevant factors including dealer price quotations and valuation pricing models which take into account time value and volatility factors underlying the securities.

Securities purchased under agreements to resell and securities sold under agreements to repurchase generally are collateralized by U.S. Government, agency and mortgage-backed securities and are carried at the amounts at which the securities will be subsequently resold or repurchased. Open repurchase and resale transactions are presented net in the accompanying statement of financial condition where net presentation is permitted. It is the Company's policy to take possession of securities purchased under agreements to resell. Counterparties are principally primary dealers of U.S. Government securities and financial institutions. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate.

2. Significant Accounting Policies (continued)

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on repurchase and resale contract amounts, as well as on securities borrowed and loaned transactions, and is included in dividends and interest receivable, and dividends and interest payable on the statement of financial condition.

The Company securitizes various consumer and commercial financial assets. As a result of these securitizations, it may temporarily retain one or more beneficial interests in the securitized assets, including senior and subordinated tranches, interest-only strips or other residual interest ("retained interests"). Retained interests are primarily recorded in securities owned at their current fair value. The fair value of retained interests is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions.

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life. Fixed assets are included in the Company's statement of financial condition as a component of other assets.

Goodwill and other intangible assets are amortized on a straight-line basis over their useful lives, generally not exceeding 20 years, and are periodically evaluated for impairment. At December 31, 2001, other intangible assets of approximately $153 million (net of accumulated amortization of $10 million) are included in the Company's statement of financial condition as a component of other assets.

The Company is a limited liability company and, as such, is not subject to Federal or State income taxes as all taxable income and losses and relevant deductions flow through to the Class A and B Members. The Company is subject to New York City Unincorporated Business Tax.

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results may differ from those estimates.

(In Thousands)

2. Significant Accounting Policies (continued)

In September 2000, the Financial Accounting Standards Board released SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, a replacement of SFAS No. 125, which revises the standards for accounting for securitizations and other transfers of financial assets and collateral. On April 1, 2001, certain provisions relating to securities lending transactions were adopted pursuant to the transition requirements of the standard. Under the new provisions, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the securities received and a corresponding obligation to return them. These are separately reflected as assets and liabilities in the accompanying balance sheet.

In July 2001, the FASB issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets,". SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. Use of the pooling-of-interests method is no longer permitted. The Company's adoption of SFAS 141 had no impact on this statement of financial condition. SFAS 142 disallows the amortization of goodwill and intangible assets with indefinite lives. Instead, these assets will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. The non-amortization provisions of the new rules are effective for fiscal years beginning after December 15, 2001, and immediately for any purchase business combinations completed after June 30, 2001. The Company does not expect to recognize any impairments to goodwill or other intangible assets upon adoption of this standard as of January 1, 2002.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The Company will adopt SFAS 144 effective January 1, 2002. The provisions of the new standard are generally to be applied prospectively. It is not expected that SFAS 144 will have material effect on the statement of financial condition.

3. Cash Segregated Under Federal Regulations

Included in cash at December 31, 2001 is $7,834 of cash secured in accordance with federal and other regulations.

(In Thousands)

4. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2001, securities owned and securities sold, not yet purchased by the Company are as follows:

	Owned	Sold
U.S. Government obligations	$ 30,253,497	$ 18,235,844
Mortgage-backed obligations	34,832,248	3,826,161
Corporate debt obligations, including convertible securities	25,659,673	6,151,093
Equities and warrants	5,925,674	1,617,734
Options	9,869	6,380
Other	449,296	-
	$ 97,130,257	$ 29,837,212

Included in securities owned as of December 31, 2001 are U.S. Government obligations on deposit at clearing organizations and depositories with a market value of $265,990.

Securities owned, pledged as collateral, represents proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

5. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan that provides retirement benefits to eligible employees. Plan assets and the present value of accumulated plan benefits applicable to the Company are not readily available because the total plan values were not split by participating affiliated companies.

The Company participates with affiliates in postretirement medical, dental, and life insurance coverage. Postretirement medical and dental is contributory, with retiree contributions adjusted annually and contain other cost sharing features such as deductibles and coinsurance. The postretirement life insurance plan is

(In Thousands)

5. Employee Benefit Plans (continued)

non-contributory. With respect to postretirement medical and dental, the affiliates' policy is to fund the liability in amounts determined at the discretion of management. With respect to postretirement life insurance, the affiliates' policy is to pay premiums as required by the carrier.

The Company also participates in a defined contribution 401(k) plan.

Selected personnel receive a mandatory portion of their performance related compensation in shares of the Parent and are also awarded a matching contribution in the form of additional Parent shares or options. Participants are eligible to receive a portion of their award in alternative investment vehicles. These are generally money market funds, mutual funds or other Parent-sponsored funds.

Certain employees of the Company participate in other deferred compensation plans offered by the Parent. In one plan, participants voluntarily defer a portion of their incentive bonus into an executive capital accumulation plan, which is placed in a trust and invested in a variety of investments for a deferral period ranging from two years to retirement. Another plan provides eligible employees the opportunity to purchase Parent shares at fair market value on the purchase date and receive two options on Parent shares for each share purchased, up to a maximum limit. The options have a strike price equal to the fair market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation or quarterly, based on regular deductions from salary. Shares purchased under this plan are restricted from resale for two years from the time of purchase, and the options granted have either a two or three year vesting requirement and expire either seven or ten years after the date of grant. Initial employee elections under this plan will be finalized in 2002. The predecessor plan, discontinued in 2001, offered employees the choice to invest part of their annual bonus in Parent shares, warrants or other derivatives on Parent shares. A holding period, generally three years, applied during which the instruments could not be sold or exercised. In addition, participants in the plan received a matching contribution of additional Parent shares or derivatives. Only the Parent matching contribution was forfeitable. The last vesting under this plan will take place in 2004.

The Company also grants deferred compensation and other awards to new recruits, senior management and other key employees in the form of Parent shares, options or other leveraged interests in alternative investment vehicles.

(In Thousands)

6. Members' Equity

At December 31, 2001, Members' Equity reported on the statement of financial condition included Class A Members' Shares, Class B Members' Shares and Preferred Members' Shares, all of which were held by the Parent or its wholly-owned subsidiaries. The Preferred Members' Shares are non-voting, may be issued only to the holders of the Company's Class A and B Members' Shares and have preference over such shares in the payment of dividends. Dividends on the Preferred Members' Shares are cumulative and payable quarterly at the London Interbank Offered Rate ("LIBOR"). The Company, with prior written approval of the NYSE, may redeem at any time, any or all of the Preferred Members' Shares outstanding at par value plus an amount equal to accrued and unpaid dividends through redemption date.

7. Commitments and Contingencies

The Company is committed to pay rent for office space under non-cancellable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. The Company has various lease renewal options ranging from five to eight years for substantially all of its leased space, beginning with lease agreements expiring in July of 2002. The minimum annual rental payments are expected to be reduced by various sublease agreements.

Expected minimum annual rental payments and sublease income are as follows:

	Minimum Annual Rental Payments	Minimum Sublease Income
2002	$ 16,451	$ 11,538
2003	16,145	11,743
2004	16,077	12,106
2005	15,849	12,730
2006	12,586	11,475
Thereafter	89,156	47,554

In the normal course of business, the Company enters into underwriting commitments.

As of December 31, 2001, the Company was contingently liable in the amount of $65,500 under bank letters of credit used principally in lieu of margin deposits with clearing organizations.

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position.

(In Thousands)

8. Related Party Transactions

Pursuant to various service fee arrangements, the Company provides and receives services to and from affiliates. The related receivables and payables related to such services were $13,779 and $98,424, respectively, as of December 31, 2001 and are included in other assets and other liabilities and accrued expenses in the statement of financial condition.

The Company clears commodity transactions through affiliates. In addition, affiliates clear certain customer and proprietary transactions through the Company.

The Company enters into securities and foreign exchange transactions with affiliates in the normal course of business.

As of December 31, 2001, the Company had balances with affiliates as follows:

	Assets	Liabilities
Cash (including segregated and secured funds)	$ 6,939	$ –
Amounts with customers	–	2,068,675
Amounts with brokers, dealers and clearing organizations	134,084	617,533
Securities borrowed/loaned	10,114,419	10,613,535
Resale/repurchase agreements	12,133,505	50,054,172
Short-term borrowings	–	18,951,061
Accrued interest	25,497	76,273

The Company primarily uses office space leased by the Parent.

Short term-borrowings are due on demand.

9. Subordinated Borrowings

The Company has subordinated debt with UBS (USA) Inc, consisting of a term loan of $375,000 which matures on the first business day of January 2007.

The Company has subordinated debt with UBS Inc., consisting of $525,000 of subordinated loans pursuant to a cash subordination agreement, which matures December 31, 2010.

(In Thousands)

9. Subordinated Borrowings (continued)

In addition, the Company also has a revolving subordinated loan agreement with UBS Americas Inc., an affiliate, which provides a revolving credit line of $3,700,000 through December 31, 2009, with final maturity at December 31, 2010. As of December 31 2001, the Company has drawn down $3,500,000 from this revolving subordinated loan agreement.

All subordinated borrowings have been approved by the NYSE and the CBOT and thus are available in computing regulatory net capital (See Note 12).

10. Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, receivables from and payables to customers, short-term borrowings, and subordinated borrowings. All financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's customer activities involve the execution, settlement, and financing of various securities transactions. In addition, the Company executes and clears customer and affiliated customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contrabrokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

10. Financial Instruments (continued)

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

In the normal course of business, the Company obtains securities under resale, securities borrowed, and custody agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2001, the Company obtained securities with a fair value of approximately $221 billion on such terms, of which substantially all have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

Derivative Financial Instruments

Derivatives are financial instruments, which include option, futures, and forward contracts, whose change in value is based upon an underlying asset, index or reference rate. A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties and relate specifically to forward contracts. The Company records its derivative activities at fair value.

In the normal course of business, the Company enters into transactions for delayed-delivery, "to-be-announced" (TBA), and when-issued securities for which the unrealized gains of $654,852 and unrealized losses of $625,808 are recorded in other assets and other liabilities and accrued expenses, respectively, on the statement of financial condition. A large portion of the Company's derivative financial instruments are TBA mortgage securities requiring forward settlement. As a principal in the mortgage-backed securities business, the Company has outstanding forward purchase and sale agreements committing the Company to receive or deliver mortgage-backed securities. These forward contracts are generally short term with maturity or settlement dates ranging from 30 to 90 days.

The Company enters into transactions in option, futures, and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities.

Futures and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments.

(In Thousands)

10. Financial Instruments (continued)

The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. The principal counterparty to foreign currency forward contracts is an affiliate.

For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

11. Sales of Financial Assets in Securitizations

During the year ended December 31 2001, the Company securitized (ie., transformed owned financial assets into securities through sales transactions) residential mortgage loans and securities and other financial assets, acting as lead or co-manager. The Company's continuing involvement in these securitization transactions was primarily limited to the temporary retention of various security interests. Proceeds received from residential mortgage and other financial asset securitizations were $39.5 billion and $1.7 billion, respectively.

At December 31, 2001, the Company retained $4.1 billion in residential mortgage securities backed by the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC). These retained interests are generally valued using observable market prices. Retained interests in other financial asset securitizations were not material at December 31, 2001.

The Company also retained various non-prepayable, floating rate interests in other securitized financial assets (primarily in the form senior interests in collateralized bond obligations), valued at $124.8 million, as of December 31, 2001. Due to the credit enhancement provided by subordinated securities held by third parties, the sensitivity of the retained interests to the credit risks of the underlying collateral is insignificant.

12. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or 4% of funds required to be segregated and secured under the Commodity Exchange Act. At December 31, 2001, the Company had net capital of $1,075,895 which was $944,293 in excess of the required net capital of $131,602. The Company ratio of net capital to aggregate debit items was 18%.

(In Thousands)

12. Net Capital Requirements and Other Regulatory Matters (continued)

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.